UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                        For the date of 24 November, 2005

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




FOR IMMEDIATE RELEASE                                           24 NOVEMBER 2005


                      AIB announces date for Trading Update


Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) will issue an update on trading for year end 31 December 2005 on Tuesday 6 December 2005.


                                    - Ends -

For further information contact:
Alan Kelly
Head of Group Investor Relations
AIB Group
Bankcentre
Dublin 4
Tel: +353-1-6600311 ext. 12162





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  24 November, 2005                       By: ___________________
                                               Gary Kennedy
                                               Group Director, Finance,
                                               Risk and Enterprise
                                               Technology
                                               Allied Irish Banks, p.l.c.